Exhibit 99.2

Supplemental Financial Information of Sharyland Utilities, L.P.

InfraREIT, Inc. (InfraREIT or Company) has legal title to its regulated assets; however, Sharyland Utilities, L.P., the Company’s sole tenant (Sharyland), maintains operational control of those assets through leases and through its managing member interest in the Company’s subsidiary, Sharyland Distribution & Transmission Services, L.L.C. (SDTS), and is responsible for construction and maintenance of the Company’s regulated assets. These rights and obligations constitute continuing involvement, which results in failed sale-leaseback financing accounting with respect to the lease of the Company’s regulated assets in Sharyland’s financial statements. Under failed sale-leaseback financing accounting, Sharyland is treated as the owner of the assets under all lease agreements, including regulated assets currently under construction. Consequently, the Company’s regulated assets, including any regulated assets currently under construction, are reflected as assets, and an estimate of Sharyland’s lease obligations to SDTS are reflected as liabilities on Sharyland’s balance sheet.

In addition to Sharyland’s financial information in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), the Company is presenting Sharyland’s non-GAAP financial information below, which removes the effect of the failed sale-leaseback accounting. This non-GAAP financial information is reviewed by InfraREIT’s management and board of directors in evaluating Sharyland’s results of operations and financial condition. Although the Company’s management considers Sharyland’s U.S. GAAP financial information as well, management believes this non-GAAP financial information provides important supplemental evidence regarding Sharyland’s ability to meet its rent obligations to SDTS, as management believes it is helpful to InfraREIT’s investors in understanding Sharyland’s financial condition without the additional implications of the failed sale-leaseback accounting. However, these non-GAAP measures are not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. In addition, Sharyland’s method of calculating these measures may be different from methods used by other companies, and, accordingly, may not be comparable to similar measures as calculated by other companies that do not use the same methodology as Sharyland.

The following information is presented below:

•	Sharyland’s net income (loss), calculated in accordance with U.S. GAAP.
•

Sharyland’s non-GAAP net income (loss), which is calculated by adding the amount of depreciation and interest expense that Sharyland incurs as a result of failed sale-leaseback financing accounting to Sharyland’s U.S. GAAP net income (loss) and subtracting Sharyland’s non-GAAP rent expense. Sharyland’s non-GAAP rent expense differs from InfraREIT’s lease revenue because Sharyland’s non-GAAP rent expense is calculated on a cash rather than U.S. GAAP basis.

•

Sharyland’s non-GAAP net income (loss) before interest, taxes, depreciation, amortization and rent (EBITDAR), which is calculated by adding Sharyland’s non-GAAP interest, taxes, depreciation, amortization and rent expense to Sharyland’s non-GAAP net income (loss).

•	A coverage ratio illustrating how EBITDAR relates to Sharyland’s non-GAAP rent expense.
•	Sharyland’s non-GAAP balance sheet, which is derived by removing the impacts of the required U.S. GAAP failed sale-leaseback financing accounting treatment.

	Years Ended December 31,
(In thousands)	2017	2016	2015
Net income	$21,545	$15,601	$545
Failed sale-leaseback adjustments:
Add: Failed sale-leaseback depreciation expense	34,527	31,668	26,768
Add: Failed sale-leaseback interest expense	158,456	140,473	128,225
Deduct: Rent expense	189,683	176,180	157,824
Sharyland's management reported net income (loss)	24,845	11,562	(2,286)
Adjustments:
Add: Interest expense, net	6,219	2,743	1,677
Add: Income tax expense	1,699	1,516	1,332
Add: Depreciation and amortization	7,648	9,968	5,331
Add: Rent expense	189,683	176,180	157,824
EBITDAR	$230,094	$201,969	$163,878
Ratio of EBITDAR to rent expense	1.21x	1.15x	1.04x

	December 31, 2017
(In thousands)	U.S. GAAP Balance Sheet	Failed Sale- Leaseback Adjustments	Non-GAAP Balance Sheet
Assets
Current assets	$93,649	$—	$93,649
Property, plant and equipment, net	1,942,393	(1,672,882)	269,511
Goodwill	1,100	—	1,100
Deferred charges - regulatory assets, net	44,055	(23,793)	20,262
Total Assets	$2,081,197	$(1,696,675)	$384,522
Partners' Capital and Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$46,515	$—	$46,515
Current portion of financing obligation	29,611	(29,611)	—
Current portion of long-term debt	3,493	—	3,493
Due to affiliates	31,615	—	31,615
Current state margin tax payable	1,915	—	1,915
Total current liabilities	113,149	(29,611)	83,538
Long-term financing obligations	1,668,904	(1,668,904)	—
Long-term debt	155,342	—	155,342
Regulatory liabilities	13,563	—	13,563
Other post-employment benefits (OPEB) and other long-term liabilities	1,889	—	1,889
Total liabilities	1,952,847	(1,698,515)	254,332
Commitments and contingencies	—	—	—
Partners' capital	128,350	1,840	130,190
Total Partners' Capital and Liabilities	$2,081,197	$(1,696,675)	$384,522

	December 31, 2016
(In thousands)	U.S. GAAP Balance Sheet	Failed Sale- Leaseback Adjustments	Non-GAAP Balance Sheet
Assets
Current assets	$79,563	$—	$79,563
Property, plant and equipment, net	1,847,746	(1,570,237)	277,509
Goodwill	1,100	—	1,100
Deferred charges - regulatory assets, net	41,807	(23,793)	18,014
Total Assets	$1,970,216	$(1,594,030)	$376,186
Partners' Capital and Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$46,174	$—	$46,174
Current portion of financing obligation	39,028	(39,028)	—
Current portion of long-term debt	3,493	—	3,493
Due to affiliates	28,674	—	28,674
Current state margin tax payable	1,756	—	1,756
Total current liabilities	119,125	(39,028)	80,097
Long-term financing obligations	1,555,797	(1,555,797)	—
Long-term debt	158,834	—	158,834
Regulatory liabilities	6,907	—	6,907
OPEB and other long-term liabilities	6,348	—	6,348
Total liabilities	1,847,011	(1,594,825)	252,186
Commitments and contingencies	—	—	—
Partners' capital	123,205	795	124,000
Total Partners' Capital and Liabilities	$1,970,216	$(1,594,030)	$376,186

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